Joshua Lucas Work History

Joshua Lucas is a consultant contracted by Collab as product and operations strategist. Joshua has successfully led numerous high-profile digital initiatives for renowned clients, including Alphabet, Inc., Uber Technologies Inc and various Fortune 500 companies and high-growth startups. Since May 2014, Joshua has served as the Chief Operating Officer at Scalio LLC (“Scalio”). Joshua's educational background includes obtaining an MBA with a concentration in Strategy from the University of Alabama between 2012 and 2014. During his time at the university, he also held the esteemed position of Vice President of Alabama's Net Impact chapter, showcasing his leadership abilities and commitment to making a positive impact.